06013490

Royal Wessanen nv

SUPPL

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

RECEIVED
2006 MAY 17 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fax message

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 7729207

Number of pages 11

Should you not have received legible copies of the indicated number of pages, please call 21

Date May 15, 2006 Reference

Subject

ID # 82-1306

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

dlw 5/17

Royal Wessanen nv

For further information, please contact:
Corporate Communications Phone +31 (0)30 298 88 31 E-mail corporate.communications@wessanen.com
Investor Relations Phone +31 (0)30 298 88 03 E-mail investor.relations@wessanen.com

Press release – Results first quarter 2006 May 15, 2006

Wessanen reports further improved results

Highlights

- Revenue in Q1-06 was EUR 408 million, in line with the same period last year. Currency effects contributed EUR 20 million positively. Sales picked up during the quarter after a slow start at the beginning of the year, fuelled by innovations and brand development.
- EBITAE increased by 23% from EUR 9.2 million to EUR 11.3 million. EBITAE margin rose from 2.2% in Q1-05 to 2.8% in the period.
- Net profit rose from EUR 3.1 million to EUR 5.1 million. Main drivers were improved EBITAE and the strong decrease in exceptional expenses.

CEO statement

Ad Veenhof, Wessanen CEO, says: "The results we present today are in line with our outlook for the year. Margins for all our activities in Europe and North America were equivalent to or better than the same period last year. Our North American distribution activities reported EBITAE of around break-even, compared to EUR (1.2) million negative in Q1-05, showing a consistently positive development towards a healthy, sustainable business. In North America we saw positive autonomous growth with our top ten customers. As said in our outlook, however, the effect of the discontinued distribution contracts caused, on balance, sales to decrease. Our businesses in Europe saw a somewhat slow start of the year, although sales picked up during the period and are expected to continue to grow in Q2. This sales increase will be the result of recently introduced innovations and more effective promotional campaigns boosting sales of our own brands.
The strong improvement in our net profit is also partly due to a very limited amount of exceptional items in Q1-06, demonstrating that restructurings are almost completed. As a result, Wessanen is now lean and agile, and we are ready and able to strengthen our unique position in the competitive food marketplace."

Consolidated key figures Q1-06

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue[1]	408.4	409.3
Revenue at constant exchange rates[1]	388.4	409.3
EBITAE (operating profit before goodwill amortization and exceptional items)[1]	11.3	9.2
Exceptional items before taxes[1]	(0.6)	(4.1)
EBIT (operating profit)[1]	10.7	5.1
Profit	5.1	3.1
Earnings per share *(in euro)*	0.07	0.04

[1] ***Continuing operations (excluding assets held for sale: Delicia, Dailycer, Beckers Germany)***

Outlook (reiterated)

The year 2006 should be seen in the context of the strategic and financial targets set for year-end 2007. For most of our businesses, excluding North America Distribution, EBITAE as a percentage of sales (ROS) is already close to our 2007 year-end targets and is expected to remain stable in 2006. Our efforts will now primarily focus on creating growth. The branded operations in North America and Europe and the European distribution business are expected to grow approximately 4 to 5% in 2006. Consequently, we expect to be fully on track to meet the growth and margin objectives for these activities as previously announced for year-end 2007.

For the full year, sales of our North American distribution division are expected to show modest growth. In the first half of the year growth is expected to be negative, as previously terminated contracts have not yet been fully offset by either organic growth or new business. Based on these growth expectations, EBITAE as a percentage of sales at the North American distribution operations is expected to increase to 1.5 to 2% in 2006. Due to limited exceptional expenses, EBIT is expected to arrive at around 1.5% in 2006.

The restructuring process throughout the company is nearing completion. The related – limited – expenses are expected to be offset by exceptional income from premises sold. The sum of exceptional items in 2006 is therefore expected to be close to zero.

Financial summary

Revenue in the first quarter was EUR 408 million, in line with Q1-05. Sales were negatively impacted by previously terminated contracts in NA distribution, deliberately terminated third party product lines at the North American branded business and difficult out of home markets in the Benelux. On the positive side, revenues of most own brands, both in North America and in Europe, saw growth above the indication as stated in the outlook. Also, the sales trend started to reverse as sales developed more and more favorably over the period and into the second quarter.

EBITAE rose from EUR 9.2 to EUR 11.3 million, an improvement of 23%. *EBITAE as a percentage of sales* for the total company increased from 2.2% to 2.8% as a result of slightly improved margins, which is in line with strategic targets across all activities. Europe Branded improved from 9.6% to 9.9% and Europe Distribution grew from 4.3% to 4.7%. North America Distribution reported a margin of close to break-even, compared to 0.5% negative in Q1-05, while North America Branded remained stable at 3.1%. Across our businesses, efficiency improvements offset higher prices in fuel, resins and ingredients.

Exceptional items in Q1-06 were very limited, amounting to EUR 0.6 million.

As a consequence of both EBITAE and exceptional items, *net profit* increased from EUR 3.1 million in Q1-05 to EUR 5.1 million in Q1-06.

Cash flow from operations in Q1-06 was EUR 1.2 million negative. Cash flow was EUR 11.4 million negative, including the acquisitions of BioSlym and Natudis (EUR 12.7 million).

Net debt increased from EUR 123 million to EUR 133 million mainly due to acquisitions.

Highlights first quarter per segment: North America

- Exchange rate differences had a positive impact on sales of EUR 20 million. As a result, quarterly sales in euros were more or less flat with EUR 264.8 million in Q1-06 compared to EUR 264.2 million in Q1-05.
- As a group the top ten customers at NA Distribution showed healthy autonomous growth, partly offsetting the effect of previously terminated contracts.
- EBITAE for NA Distribution was EUR 0.2 million negative in Q1-06. Compared to the same period last year (EUR 1.2 million negative) this result again shows the quarter-on-quarter improvement taking place in our distribution business.
- Exceptional items in NA Distribution declined dramatically from EUR (4.5) million to a level of EUR (0.5) million, clearly indicating restructurings are drawing to an end.
- EBITAE of North America Branded remained stable at EUR 0.8 million in Q1-06. Revenue decreased slightly due to terminated third party brand sales (USD 4 million in the quarter) offset by strong performance of own brands such as KA-ME and Daily's.
- In addition to the continuing roll-out of the Smart Assortment marketing service and menu-based pricing for mass markets, a Menu Based Pricing strategy tailored to the needs of the independent retail channel is being developed.
- Wessanen North America completed a smooth transition from Alec Covington to new CEO Richard Lane.

Total North American business

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue	**264.8**	264.2
Revenue at constant exchange rates	**244.8**	264.2
EBITAE	**0.6**	(0.4)
EBITAE margin (as a % of revenue)	**0.2%**	(0.2)%
Exceptional items	**(0.5)**	(4.1)
EBIT (operating profit)	**0.1**	(4.5)

North America Branded

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue	**25.6**	24.6
Revenue at constant exchange rates	**23.6**	24.6
EBITAE	**0.8**	0.8
EBITAE margin (as a % of revenue)	**3.1%**	3.1%
Exceptional items	**-**	0.4
EBIT (operating profit)	**0.8**	1.2

North America Distribution

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue	**239.2**	239.6
Revenue at constant exchange rates	**221.2**	239.6
EBITAE	**(0.2)**	(1.2)
EBITAE margin (as a % of revenue)	**(0.1)%**	(0.5)%
Exceptional items	**(0.5)**	(4.5)
EBIT (operating profit)	**(0.7)**	(5.7)

Highlights first quarter per segment: Europe

- Revenue at the European branded operations showed a modest decrease (from EUR 112 million in Q1-05 to EUR 109 million in Q1-06) due to a slow start of the year and difficult out of home markets in the Benelux. During the quarter sales figures started rising following new product introductions and more effective marketing campaigns. This positive trend is expected to continue in the coming quarters, as a wide range of new introductions are planned across our European operations.
- Key own brands, particularly in the organic and natural category, showed growth above expectations as indicated in the outlook. As this was accomplished under tough, competitive market conditions it clearly reflects the vitality of these brands.
- Innovations are now also starting to take place in the natural food stores segment, where we are rebranding the Bonneterre brand and introducing new recipes and packaging for the Tartex brand and various organic brands within the Benelux.
- European distribution activities again showed a solid quarter with a 4% revenue growth to EUR 34.4 million (Q1-05: EUR 33.1 million). Furthermore, return on sales (Q1-06: 4.7%) are continued at a high level.
- Advertising and promotion activities are now in full swing at all European businesses, applying new and original marketing techniques and methods to create free publicity, promotions and the like.
- Divestiture of the Private Label activities is progressing according to plan; the financial and legal advisors are selected and documents are being prepared.

Total European business

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue[1]	**143.6**	145.1
Revenue at constant exchange rates	**143.6**	145.1
EBITAE	**12.5**	12.2
EBITAE margin (as a % of revenue)	**8.7%**	8.4%
Exceptional items[1]	**(0.1)**	0.2
EBIT (operating profit)	**12.4**	12.4

[1] Continuing operations (excluding assets held for sale)

Europe Branded

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue[1]	109.2	112.0
Revenue at constant exchange rates[1]	109.2	112.0
EBITAE[1]	10.9	10.8
EBITAE margin (as a % of revenue)[1]	9.9%	9.6%
Exceptional items[1]	(0.1)	0.2
EBIT (operating profit)[1]	10.8	11.0

Europe Distribution

x EUR million, unless stated otherwise	Q1 2006	Q1 2005
Revenue[1]	34.4	33.1
Revenue at constant exchange rates[1]	34.4	33.1
EBITAE[1]	1.6	1.4
EBITAE margin (as a % of revenue)[1]	4.7%	4.3%
Exceptional items[1]	-	-
EBIT (operating profit)[1]	1.6	1.4

Important dates

August 9, 2006	Publication second quarter results 2006
November 3, 2006	Publication third quarter results 2006
February 27, 2007	Publication fourth quarter and annual results 2006
April 18, 2007	Annual General Meeting of Shareholders

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. We specialize in identifying, developing and distributing premium foods that are authentic and true to their origins. Our brands and products are focused on two sectors: Health foods, most notably natural and organic foods, and Premium Taste foods, including specialties from around the world.

We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.

[1] Continuing operations (excluding assets held for sale)

Appendix

Condensed interim financial statements Q1-06

Note on forward-looking statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Appendix: Condensed interim financial statements Q1 2006

Condensed consolidated income statement

in millions of euro, unless stated otherwise

	Q1 2006	Q1 2005
Revenue	**408.4**	409.3
Operating expenses	**397.1**	400.1
Operating profit before exceptional items (EBITAE)	**11.3**	9.2
Exceptional operating items	**(0.6)**	(4.1)
Operating profit (EBIT)	**10.7**	5.1
Net financing costs	**(2.1)**	(0.7)
Share of profit associates	**-**	-
Profit before taxes	**8.6**	4.4
Tax benefit/(expense)	**(2.6)**	(1.1)
Other	**(0.2)**	-
Profit of and gain on sale of discontinued operations, net of tax	**(0.2)**	0.6
Profit for the period	**5.6**	3.9
Minority interests	**(0.5)**	(0.8)
Profit for the period attributable to equity holders of parent	**5.1**	3.1
Basic earnings per share (euro)	0.07	0.04
Diluted earnings per share (euro)	0.07	0.04

Condensed consolidated balance sheet

in millions of euro, unless stated otherwise

	March 31, 2006	December 31, 2005	*December 31, 2005* [1]
Non-current assets	**363.5**	431.9	*365.8*
Current assets	**470.2**	531.5	*461.9*
Assets classified as held for sale	**156.4**	18.0	*153.7*
	990.1	981.4	*981.4*
Total equity attributable to equity holders of parent	**492.5**	484.1	*484.1*
Minority interests	**9.2**	8.7	*8.7*
Total equity	**501.7**	492.8	*492.8*
Non-current liabilities	**153.4**	169.1	*134.2*
Current liabilities	**205.8**	297.4	*227.8*
Liabilities classified as held for sale	**129.2**	22.1	*126.6*
	990.1	981.4	*981.4*

[1] Restated for classification of Private Label activities as discontinued operations (assets as assets held for sale, liabilities as liabilities held for sale).

Condensed consolidated statement of cash flows

in millions of euro, unless stated otherwise

	Q1 2006	Q1 2005
Operating activities		
Profit for the period	**5.1**	3.1
Adjustments for:		
Depreciation, amortization and impairment	**4.5**	7.4
Other non-cash items in profit for the period	**7.2**	9.4
Changes in working capital and provisions	**(12.2)**	(11.8)
Interest received / (paid)	**(2.6)**	(1.4)
Income taxes received / (paid)	**(3.2)**	17.2
Cash flow from operating activities	**(1.2)**	23.9
Cash flow from investing activities	**(19.2)**	(3.1)
Cash flow from financing activities	**9.2**	(35.1)
Net cash flow	**(11.2)**	(14.3)
Effect of exchange rate fluctuations on cash held	**(0.2)**	(0.4)
Increase / (decrease) in cash and cash equivalents	**(11.4)**	(14.7)
Cash and cash equivalents at beginning of year	**7.9**	24.6
Cash and cash equivalents at end of period	**(3.5)**	9.9
Increase / (decrease) in cash and cash equivalents	**(11.4)**	(14.7)

Note: Includes a cashflow of (1.1) in Asset held for sale

Statement of changes in total equity

in millions of euro, unless stated otherwise

	Q1 2006	FY 2005
Total equity previous year	**492.8**	**487.9**
Transition to IAS 32/39	-	(3.0)
Profit for the period	5.1	28.6
Dividends to shareholders	-	(44.5)
Equity-settled transactions	0.2	0.8
Own shares sold	-	4.8
Own shares acquired	-	(2.1)
Share options exercised by employees	2.4	5.1
Changes in minority interests	0.5	-
Effective portion of changes in fair value cash flow hedges	3.4	2.5
Foreign exchange translation differences	(2.7)	14.7
Total equity at period end	**501.7**	**492.8**

Notes to the financial statements Q1 2006

Royal Wessanen nv (the "Company") is a company domiciled in The Netherlands. The financial statements of the Company for Q1 2006 comprise the company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates. The first quarter results for 2006 have not been audited by the external auditor.

Accounting policies

This financial information has been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the EU as of December 31, 2005. Based on these standards, management has applied the accounting policies, as published in the 2005 annual report.

Discontinued operations

On February 27, 2006, Wessanen management decided to divest its private label activities to focus on brands and distribution services. The divestment process is expected to be completed within 12 months after the above date.
Management has separated Private Label activities from ordinary operations. The results of these discontinued operations are presented (together with the already discontinued German Beckers business) separately, as a single amount.

Exceptional Items

The main items of exceptional income and (expenses) classified in EBIT are specified as follows:

	Q1 2006	FY 2005
a. Sale facilities and businesses	0.2	6.0
b. Operation Phoenix / Build on the Roots	(0.7)	(12.1)
c. Other restructuring projects	-	(17.0)
d Other exceptional expenses	(0.1)	(6.8)
	(0.6)	(29.9)

Wessanen's restructuring program is nearing completion. Exceptional items in Q1 primarily relate to completion of activities started in 2005. For Europe we expect exceptional income and expenses to balance. We expect that the overflow of 'Build on the Roots' activities in 2006, will not exceed our estimated USD 3.0 million.

Financial information per share

in euros

	Q1 2006	Q1 2005
Earnings per share	**0.07**	0.04
Average number of outstanding shares, excluding treasury stock	**70,805,966**	70,193,534
Total number of outstanding shares per March 31	**72,588,501**	72,588,501

2005 figures per quarter

Restated for classification of Private Label activities as discontinued operations.

in millions of euro, unless stated otherwise

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005
Revenue	409.3	416.1	399.9	440.8	1,666.1
Operating expenses	400.1	402.7	386.7	420.6	1,610.1
Operating profit before exceptional items (EBITAE)	9.2	13.4	13.2	20.2	56.0
Exceptional operating items	(4.1)	(7.9)	(9.0)	(8.6)	(29.6)
Operating income (EBIT)	5.1	5.5	4.2	11.6	26.4
Net financing costs	(0.7)	(0.9)	(1.8)	(2.7)	(6.1)
Share of profit associates	-	-	1.3	0.1	1.4
Profit before taxes	4.4	4.6	3.7	9.0	21.7
Tax benefit/(expense)	(1.1)	(0.4)	1.2	(2.9)	(3.2)
Other	-	0.1	1.6	2.3	4.0
Profit of and gain on sale of discontinued operations, net of tax	0.6	7.1	-	(3.6)	4.1
Profit for the period	3.9	11.4	6.5	4.8	26.6
Minority interests	(0.8)	(0.4)	(0.5)	0.1	(1.6)
Profit for the period attributable to equity holder of parent	3.1	11.0	6.0	4.9	25.0
Total North American business					
Revenue	264.2	265.7	269.5	297.5	1,096.9
Operating profit before exceptional items (EBITAE)	-0.4	2.9	4.1	9.9	16.5
EBITAE margin (as % of revenue)	-0.2%	1.1%	1.5%	3.3%	1.5%
Exceptional operating items	-4.1	-4.7	-9.4	-6.6	-24.8
Operating income (EBIT)	-4.5	-1.8	-5.3	3.3	-8.3
North America Branded					
Revenue	24.6	38.9	37.9	32.7	134.1
Operating profit before exceptional items (EBITAE)	0.8	4.6	3.4	3.9	12.7
EBITAE margin (as % of revenue)	3.1%	11.8%	9.0%	12.0%	9.5%
Exceptional operating items	0.4	-0.6	-1.4	-0.7	-2.3
Operating income (EBIT)	1.2	4.0	2.0	3.2	10.4
North America Distribution					
Revenue	239.6	226.8	231.6	264.8	962.8
Operating profit before exceptional items (EBITAE)	-1.2	-1.7	0.7	6.0	3.8
EBITAE margin (as % of revenue)	-0.5%	-0.8%	0.3%	2.3%	0.4%
Exceptional operating items	-4.5	-4.1	-8.0	-5.9	-22.5
Operating income (EBIT)	-5.7	-5.8	-7.3	0.1	-18.7
Total European business					
Revenue	145.1	150.4	130.4	143.3	569.2
Operating profit before exceptional items (EBITAE)	12.2	12.3	10.7	12.0	47.2
EBITAE margin (as % of revenue)	8.4%	8.2%	8.2%	8.4%	8.3%
Exceptional operating items	0.2	-3.3	-	-0.4	-3.5
Operating income (EBIT)	12.4	9.0	10.7	11.6	43.7
Europe Branded					
Revenue	112.0	116.5	99.3	109.8	437.6
Operating profit before exceptional items (EBITAE)	10.8	10.8	9.4	10.3	41.3
EBITAE margin (as % of revenue)	9.6%	9.3%	9.5%	9.4%	9.4%
Exceptional operating items	0.2	-2.9	-	-0.2	-2.9
Operating income (EBIT)	11.0	7.9	9.4	10.1	38.4
Europe Distribution					
Revenue	33.1	33.9	31.1	33.5	131.6
Operating profit before exceptional items (EBITAE)	1.4	1.5	1.3	1.7	5.9
EBITAE margin (as % of revenue)	4.3%	4.4%	4.2%	5.1%	4.5%
Exceptional operating items	-	-0.4	-	-0.2	-0.6
Operating income (EBIT)	1.4	1.1	1.3	1.5	5.3